UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

April 22, 2021

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Paris, 22 April 2021

Financial information at 31 March 2021

Excellent sales momentum across the Group, underpinning the stabilization of EBITDAaL

Revenue growth primarily driven by strong performance in Africa & Middle East

In millions of euros	1Q 2021	1Q 2020 comparable basis	1Q 2020 historical basis	change comparable basis	change historical basis
Revenues	10,315	10,265	10,394	0.5%	(0.8)%
EBITDAaL	2,565	2,573	2,601	(0.3)%	(1.4)%
eCAPEX (excluding licenses)	1,760	1,566	1,580	12.4%	11.4%
EBITDAaL - eCAPEX	805	1,007	1,021	(20.1)%	(21.2)%

Orange group revenues were up 0.5%[1] in Q1 2021 thanks to the recovery of equipment sales and an excellent performance in fixed broadband and IT & Integration services.

Growth was primarily driven by Africa & Middle East, which posted its best first quarterly performance in 10 years (up 7.1%), and by Other European countries[2] (up 2.2%). The Enterprise segment returned to modest growth (+0.4%), while France was resilient (-0.2%) and Spain remained markedly negative (-7.4%).

Group EBITDAaL edged down very slightly (-0.3%) in a quarter impacted by the health crisis throughout, which was not the case in Q1 2020.

Q1 eCAPEX was in line with the Group’s targets for 2021. This increased by 12.4% versus Q1 2020, mainly due to Network investments and fewer asset disposals.

Orange again delivered a very robust commercial performance, setting a new record for first-quarter FttH net adds.

IT & Integration services posted strong growth, including 16% year-on-year revenue growth at Orange Cyberdefense.

5G packages are now available in five countries. In France, Orange now covers 239 municipalities with 5G.

Commenting on the publication of these results, Stéphane Richard, Chairman and Chief Executive Officer of the Orange group, said:

"In spite of the effects of the health crisis which remained significant in the first quarter, the Group demonstrated its resilience, maintaining revenue growth (+0.5%) and stabilizing EBITDAal (-0.3%). Revenues in particular were sustained by the remarkable performance in Africa and the Middle East where Orange posted growth of more than 7% and passed the threshold of 130 million mobile customers. Growth reached 2.2% in the Europe segment excluding the Spanish market where recovery remains a priority. The Enterprise segment continues to improve following the difficulties faced in the second half of 2020 resulting from the first lockdown period. IT and integration services also advanced strongly, primarily in Cloud Computing, and Digital and Data, which saw annual revenue increases of 5% and 11% respectively.

In France our commercial performance was very solid and we set a new record for net FttH sales in a first quarter, which allowed us to reach almost 5 million fiber customers. In addition, Orange Bank now has 1.5 million customers in Europe and over 500,000 customers in Africa.

Our 5G services are already available in five countries with France now offering coverage in 239 municipalities. Strong demand for 5G-compatible smartphones augers well for the adoption of this new technology by our customers.

Thanks to the signing of a Fiberco project partnership in Poland, we are continuing to roll-out our infrastructure strategy, just as we have done with Orange Concessions and Totem, our European TowerCo. All the objectives that we announced in this regard a year ago will be delivered as planned and under excellent financial conditions.

Finally, I'm proud to be able to underline that Orange has continued to show it can rise to its responsibilities in the face of the health crisis thanks to the power of its networks and the commitment of its employees, to whom I extend my warmest thanks."

Comments on Group key figures

Revenue

Orange group revenues reached 10.3 billion euros in Q1 2021, up +0.5% year-on-year on a comparable basis despite the health crisis, which impacted the entire quarter, as opposed to just two weeks in Q1 2020. Growth was fueled by equipment sales, which were up +10.8%, fixed broadband services, up +5.3%, and IT and integration services, up +5.1%. In contrast, roaming revenue was down sharply (-31.1% year-on-year) as a result of ongoing travel restrictions.

Africa & Middle East, where revenue increased by +7.1%, was the main driver of this growth. Poland also performed well, with growth of +4.1%.

Customer base growth

There were 11.13 million convergent customers Group-wide at March 31, 2021, up +2.8% year-on-year.

Mobile services recorded 216.6 million access lines at March 31, 2021, up +1.2% year-on-year, including 78.0 million contracts, up +0.9%.

Fixed services had 45.0 million access lines at March 31, 2021, down -0.3% year-on-year. The number of fixed narrowband access lines was down -3.5%, while the number of very high-speed fixed broadband access lines continued to grow (+6.2%), delivering very good results, particularly in France and Poland.

Mobile financial services expanded their customer base, integrating nearly 300,000 business customers. This brought the total to 1.5 million customers in Europe and over 500,000 for Orange Bank Africa.

EBITDAaL

Group EBITDAaL amounted to 2.56 billion euros in Q1 2021, down -0.3% with roaming revenues declining 42 million euros year on year.

EBITDAaL from telecom activities was 2.59 billion euros, down -0.6%.

eCAPEX

Group eCAPEX for the first quarter reached 1.8 billion euros, up 194 million euros mainly due to the reduction in asset disposals, but also owing to the ramp-up in investments that were slowed in Q1 2020 as a result of the health crisis. The acceleration was particularly marked in France and Africa & Middle East.

As of March 31, 2021, Orange recorded 49.3 million households worldwide connectable to FttH (up 22.2% year-on-year) and over 50 million households connectable to very high-speed broadband (FttH and cable).

In Q1 2021 Orange continued to roll out its infrastructure strategy as set out in its Engage 2025 plan. Following the creation of Orange Concessions in January 2021 and the launch of its European TowerCo TOTEM in February, the Group announced on April 12, 2021 the creation of a FiberCo in Poland that will support the rollout of optical fiber in areas with limited or no access to very high-speed infrastructure. The FiberCo, valued at launch at 605 million euros, will include 2.4 million lines, including 1.7 million to be rolled out over the coming five years.

Changes in asset portfolio

There were no significant changes in the asset portfolio in Q1 2021.

Following its announcement on December 2, 2020, on April 8, 2021 Orange SA launched a conditional voluntary public tender offer to purchase a 47.09% equity stake in Orange Belgium at a price of 22 euros per share. The offer, the prospectus for which has been approved by the Belgian Financial Services and Markets Authority (FSMA), will be open until April 23, 2021.

Outlook for 2021

The Group is maintaining its financial targets for 2021 as announced on February 18, 2021, namely:

• stable but negative EBITDAaL,

• eCAPEX of 7.6-7.7 billion euros,

• organic cash flow from telecoms activities over 2.2 billion euros,

• ratio of net debt to EBITDAaL for telecoms activities maintained at around 2x in the medium term.

As a reminder, these targets take into account the allocation of the 2.2 billion euro tax refund received at the end of 2020 after the French Council of State found in the Group’s favor in a long-running tax dispute, which is intended to generate added value for the Group in the long term but will have an impact on short-term targets.

Dividend

As already announced, in respect of 2020, the Annual General Shareholders’ Meeting of May 18, 2021 will vote on a dividend payment of 0.70 euros per share plus 0.20 euros per share linked to the French Council of State’s favorable decision in the matter of a long-running tax dispute as mentioned above. Taking into account the 0.40 euro interim dividend paid on December 9, 2020, the balance of the dividend to be proposed to the AGM will be 0.50 euros per share, to be paid in cash on June 17, 2021. The ex-dividend date will be June 15, 2021.

In respect of the 2021 financial year, a dividend of 0.70 euros per share will be proposed to the 2022 Annual General Shareholders’ Meeting. An interim dividend of 0.30 euros per share will be paid in December 2021.

___________________________________________________________________________________

The Board of Directors of Orange SA met on April 21, 2021 to review the consolidated financial results for the three months to March 31, 2021.

More detailed information on the Group’s financial results and performance indicators is available on the Orange website https://www.orange.com/en/consolidated-results.

Review by operating segment

France

In millions of euros	1Q 2021	1Q 2020 comparable basis	1Q 2020 historical basis	change comparable basis	change historical basis
Revenues	4,404	4,415	4,431	(0.2)%	(0.6)%
Retail services	2,688	2,692	2,692	(0.2)%	(0.2)%
Convergent services	1,154	1,137	1,137	1.5%	1.5%
Mobile Only	559	563	565	(0.7)%	(1.0)%
Fixed Only	975	993	991	(1.8)%	(1.6)%
Wholesale	1,286	1,319	1,336	(2.5)%	(3.7)%
Equipment sales	269	252	252	6.6%	6.6%
Other revenues	162	151	151	6.9%	7.2%

Good performance in convergence and fiber

Q1 2021 continued to be affected by health related restrictions, including the closure of approximately one-third of our stores representing 40% of our sales.

Despite the unfavorable comparison base to a Q1 2020 that was still relatively unaffected by the health crisis, Orange France reported a very limited decline in revenue, which would have been virtually stable had it not been for the effect of promotions on digital content offers.

Revenue from retail services, excluding digital content offers, was up +0.1% thanks to the good commercial performance of fiber and convergent services, which more than offset the structural decline in PSTN and the negative impact of the crisis on customer roaming. Excluding digital content offers and PSTN, revenue from retail services rose +1.9%.

Equipment sales were growing again, boosted by the release of new 5G devices.

Wholesale revenues decreased mainly due to the drop in national roaming and the structural decline in copper network revenues due to the success of fiber.

On a commercial level, convergent ARPO was once again up year on year (+0.20 euros), excluding digital content offers, despite the drop in roaming and content-related revenue.

With +32,000 net additions, mobile contracts (excluding M2M) held up well in a very intense competitive environment at the entry level, without jeopardizing price stability for the main offers.

Fiber continues to perform very well with +385,000 net additions, a record for a first quarter and close to the all-time high of +388,000 net adds recorded in Q4 2020. Over one year, Orange recorded nearly 1.4 million new FttH customers, up 38.9%.

Europe

In millions of euros	1Q 2021	1Q 2020 comparable basis	1Q 2020 historical basis	change comparable basis	change historical basis
Revenues	2,583	2,646	2,685	(2.4)%	(3.8)%
Retail services	1,727	1,808	1,831	(4.5)%	(5.7)%
Convergent services	666	690	695	(3.6)%	(4.2)%
Mobile Only	719	772	781	(6.9)%	(8.0)%
Fixed Only	265	274	280	(3.3)%	(5.3)%
IT & Integration services	77	71	74	7.7%	3.9%
Wholesale	454	471	478	(3.7)%	(5.1)%
Equipment sales	368	323	331	14.2%	11.3%
Other revenues	34	44	45	(22.9)%	(24.6)%

Solid commercial performance with an improving trend, although Q1 revenue remained under pressure due to Spain

Revenue from Europe (including Spain, Poland, Belgium and Luxembourg, Romania, Slovakia and Moldova) was again down in Q1 2021, but the decline was significantly less than in Q4 2020. This development was due to Spain, where revenues fell 7.4% year on year while revenues from Other European countries rose 2.2% including a particularly strong performance in Poland, up 4.1%.

The decline in retail services (-4.5%) accounts for most of this change and was only partially offset by the strong rebound in equipment sales (+14.2%). Wholesale services revenues fell 3.7% due to the decrease in roaming.

The commercial performance remained positive in Europe, with +64,000 mobile contracts net additions excluding M2M and +62,000 of fixed broadband, including 126,000 FttH connections.

In Spain, revenue continued to deteriorate, particularly in retail services which declined 10.2% year on year principally due to the impact of the repricing of our existing customer base in H2 2020. Wholesale services revenues were also down 2.3%.

The repositioning of our offers resulted in a positive commercial performance in Spain for the third consecutive quarter, with +10,000 net additions in convergent services, +49,000 in FttH and +24,000 in mobile contracts excluding M2M.

Africa & Middle East

In millions of euros	1Q 2021	1Q 2020 comparable basis	1Q 2020 historical basis	change comparable basis	change historical basis
Revenues	1,488	1,389	1,445	7.1%	3.0%
Retail services	1,301	1,185	1,233	9.8%	5.5%
Mobile Only	1,137	1,047	1,094	8.5%	3.9%
Fixed Only	160	131	133	21.8%	20.4%
IT & Integration services	4	6	6	(31.2)%	(32.0)%
Wholesale	153	173	181	(11.3)%	(15.1)%
Equipment sales	24	21	20	15.4%	19.4%
Other revenues	9	10	10	(6.1)%	(11.3)%

Consistently excellent commercial performance

Africa & Middle-East first-quarter revenues continued to show strong growth driven by mobile data, Orange Money and fixed broadband:

-      The 4G customer base reached 36.1 million, an increase of 36.0% in one year;

-      The fixed broadband customer base grew 38.4% year on year to 1.8 million customers, with revenue up 38.2%;

-      Orange Money continued its strong growth with revenues up 18.9%. The customer base grew to 22 million active customers, an 18% increase year on year.

The mobile customer base grew 6.0% year on year to 130.9 million customers.

This exceptional growth was driven principally by the Sonatel and Côte d’Ivoire sub-groups and by Egypt. Half the countries in the region posted double-digit revenue growth with particularly strong performances in Guinea, Burkina Faso, Mali and Cameroon.

Enterprise

In millions of euros	1Q 2021	1Q 2020 comparable basis	1Q 2020 historical basis	change comparable basis	change historical basis
Revenues	1,907	1,900	1,934	0.4%	(1.4)%
Fixed Only	918	953	974	(3.7)%	(5.7)%
Voice	288	303	307	(4.9)%	(6.0)%
Data	630	650	667	(3.2)%	(5.6)%
IT & Integration services	769	723	737	6.4%	4.4%
Mobile*	220	223	223	(1.3)%	(1.4)%
Mobile Only	157	163	166	(3.9)%	(5.2)%
Wholesale	12	10	10	19.1%	19.1%
Equipment sales	52	50	48	3.2%	7.6%

Return to revenue growth due to the strong rebound in IT and integration services

Continuing the trend seen since Q3 2020, the Enterprise segment returned to growth thanks to a strong recovery in IT and integration services revenues, driven by revenues from both Cybersecurity which was up 16% year on year and Cloud services up +5%.

Revenues from IT & Integration services now account for over 40% of total revenues in the business segment.

This performance offset the decline in Mobile[3], which continued to be impacted by the decline in roaming, traditional voice services, as well as Data, which continues to suffer from event cancellations due to the health crisis.

International Carriers & Shared Services

In millions of euros	1Q 2021	1Q 2020 comparable basis	1Q 2020 historical basis	change comparable basis	change historical basis
Revenues	364	374	374	(2.5)%	(2.5)%
Wholesale	255	272	271	(6.3)%	(5.9)%
Other revenues	109	101	103	7.8%	6.6%

Revenue from International Carriers and Shared Services fell 2.5%.

Services to international carriers continued to be heavily impacted by the health crisis and the ongoing restrictions on international travel, with a decline in voice services and a transformation of usage to the benefit of OTT operators.

Other revenues grew due to Orange Marine, driven by its new Survey business, and despite the content business continuing to be impacted by cinema closures and the release postponement of several films.

Mobile Financial Services

The customer base of Mobile financial services amounted to 1.5 million customers in Europe including nearly +300,000 newly integrated business customers with Anytime cards or mobile insurance.

In France, the share of new customer relationships made through paid offers continued to grow, reaching 94% in Q1 2021 compared with 51% in Q1 2020.

In Spain, commercial activity was sustained with more than 100,000 customers at the end of March 2021.

Orange Bank Africa already had 514,000 customers at the end of Q1, 63% of whom have taken out a loan.

Calendar of upcoming events

18 May 2021 - Annual Shareholders’ Meeting

29 July 2021 - Publication of first-half 2021 results

26 October 2021 - Publication of third-quarter 2021 results

Contacts

Press: +33 1 44 44 93 93 Sylvain Bruno sylvain.bruno@orange.com Tom Wright tom.wright@orange.com Olivier Emberger olivier.emberger@orange.com

Financial communication: +33 1 44 44 04 32
(analysts and investors)

Patrice Lambert-de Diesbach

p.lambert@orange.com

Samuel Castelo

samuel.castelo@orange.com

Aurélia Roussel

aurelia.roussel@orange.com

Andrei Dragolici

andrei.dragolici@orange.com

Louise Racine

louise.racine@orange.com

Disclaimer

This press release contains forward-looking statements about Orange’s financial situation, results of operations and strategy. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. More detailed information on the potential risks that could affect our financial results is included in the Universal Registration Document filed on March 17, 2021 with the French Financial Markets Authority (AMF) and in the annual report (Form 20-F) filed on March 18, 2021 with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments.

Appendix 1: Key financial indicators

Quarterly data

In millions of euros	1Q 2021	1Q 2020 comparable basis	1Q 2020 historical basis	change comparable basis	change historical basis
Revenues	10,315	10,265	10,394	0.5%	(0.8)%
France	4,404	4,415	4,431	(0.2)%	(0.6)%
Europe	2,583	2,646	2,685	(2.4)%	(3.8)%
Africa & Middle-East	1,488	1,389	1,445	7.1%	3.0%
Enterprise	1,907	1,900	1,934	0.4%	(1.4)%
International Carriers & Shared Services	364	374	374	(2.5)%	(2.5)%
Intra-Group eliminations	432	459	475
EBITDAaL (1)	2,565	2,573	2,601	(0.3)%	(1.4)%
o/w Telecom activities	2,592	2,607	2,635	(0.6)%	(1.6)%
As % of revenues	25.1%	25.4%	25.3%	(0.3 pp)	(0.2 pp)
o/w Mobile Financial Services	28	35	34	19.8%	17.8%
eCAPEX	1,760	1,566	1,580	12.4%	11.4%
o/w Telecom activities	1,754	1,559	1,574	12.5%	11.4%
as % of revenues	17.0%	15.2%	15.1%	1.8 pp	1.9 pp
o/w Mobile Financial Services	6	7	6	(3.4)%	9.0%
EBITDAaL - eCAPEX	805	1,007	1,021	(20.1)%	(21.2)%

(1) EBITDAaL adjustments are described in Appendix 2.

Appendix 2: Adjusted data to income statement items

Quarterly data

	1Q 2021			1Q 2020 historical basis
In millions of euros	Adjusted data,	Presentation adjustments,	Income statement,	Adjusted data,	Presentation adjustments,	Income statement,
Revenues	10,315	-	10,315	10,394	-	10,394
External purchases	4,342	2	4,344	4,378	-	4,378
Other operating income	146	-	146	137	-	137
Other operating expense	100	57	157	86	2	88
Labor expenses	2,169	31	2,199	2,195	19	2,215
Operating taxes and levies	881	-	881	915	-	915
Gains (losses) on disposal of fixed assets, investments and activities	na	6	6	na	57	57
Restructuring costs	na	106	106	na	6	6
Depreciation and amortization of financed assets	21	-	21	9	-	9
Depreciation and amortization of right-of-use assets	358	-	358	317	-	317
Impairment of right-of-use assets	-	-	-	-	-	-
Interest expenses on liabilities related to financed assets	0	0	na	0	0	na
Interest expenses on lease liabilities	27	27	na	29	29	na
EBITDAaL	2,565	163	na	2,601	58	na
Significant litigation	54	54	na	-	-	na
Specific labor expenses	27	27	na	17	17	na
Fixed assets, investments and business portfolio review	6	6	na	57	57	na
Restructuring program costs	106	106	na	6	6	na
Acquisition and integration costs	9	9	na	4	4	na
Interest expense on liabilities related to financed assets	na	0	0	na	0	0
Interest expense on lease liabilities	na	27	27	na	29	29

Appendix 3: Economic CAPEX to investments in property, plant and equipment and intangible assets

In millions of euros	1Q 2021	1Q 2020 historical basis
eCAPEX	1,760	1,580
Elimination of proceeds from sales of property, plant and equipment and intangible assets	19	182
Telecommunication licenses	277	2
Financed assets	20	58
Investments in property, plant and equipment and intangible assets	2,076	1,822

Appendix 4: Key performance indicators

In thousands, at the end of the period	March 31 2021	March 31 2020
Number of convergent customers	11,129	10,825
Number of mobile accesses (excluding MVNOs) (1)	216,624	208,532
o/w	Mobile accesses of convergent customers	19,991	19,291
Mobile only accesses	196,633	189,241
o/w	Contract customers	78,069	74,860
Prepaid customers	138,556	133,671
Number of fixed accesses (2)	44,985	45,193
Number of fixed retail accesses	29,400	29,349
Number of fixed broadband accesses	21,913	20,776
o/w	Accesses with very high-speed broadband	10,230	8,105
Accesses of convergent customers	11,129	10,825
Fixed only accesses	10,784	9,952
Number of fixed narrowband accesses	7,487	8,572
Number of fixed wholesale accesses	15,585	15,844
Group total accesses (1+2)	261,609	253,725

2020 data is presented on a comparable basis.

Key performance indicators by country are presented in the "Orange investors data book Q1 2021", available on www.orange.com, under Finance/Consolidated results/2021: https://www.orange.com/en/latestconsolidated-results

Appendix 4: glossary

Key figures

Data on a comparable basis: data based on comparable accounting principles, scope of consolidation and exchange rates are presented for previous periods. The transition from data on an historical basis to data on a comparable basis consists of keeping the results for the period ended and then restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable accounting principles, scope of consolidation and exchange rate. The method used is to apply to the data of the corresponding period of the preceding year, the accounting principles and scope of consolidation for the period just ended as well as the average exchange rate used for the income statement for the period ended. Changes in data on a comparable basis reflect organic business changes. Data on a comparable basis is not a financial aggregate as defined by IFRS and may not be comparable to similarly-named indicators used by other companies.

EBITDAaL or "EBITDA after Leases": operating income (i) before depreciation and amortization of fixed assets, effects resulting from business combinations, reclassification of cumulative translation adjustment from liquidated entities, impairment of goodwill and fixed assets, share of profits (losses) of associates and joint ventures, (ii) after interest on debts related to financed assets and on lease liabilities, and (iii) adjusted for significant litigation, specific labor expenses, fixed assets, investments and businesses portfolio review, restructuring programs costs, acquisition and integration costs and, where appropriate, other specific elements. EBITDAaL is not a financial aggregate as defined by IFRS standards and may not be directly comparable to similarly-named indicators in other companies.

eCAPEX or "economic CAPEX": (i) acquisitions of property, plant and equipment and intangible assets, excluding telecommunications licenses and financed assets, (ii) less the price of disposal of property, plant and equipment and intangible assets. eCAPEX is not a financial performance indicator as defined by IFRS standards and may not be directly comparable to indicators referenced by similarly-named indicators in other companies.

Organic Cash Flow (telecoms activities): for the perimeter of the telecoms activities, this corresponds to the net cash provided by operating activities, minus (i) lease liabilities repayments and debts related to financed assets repayments, and (ii) purchases and sales of property, plant and equipment and intangible assets, net of the change in the fixed assets payables, (iii) excluding effect of telecommunication licenses paid and significant litigations paid or received. Organic Cash Flow (telecoms activities) is not a financial aggregate defined by IFRS and may not be comparable to similarly-named indicators used by other companies.

Convergent services

The customer base and the revenues invoiced to convergence services customers (excluding equipment sales) was for convergent offers defined as the combination of, at a minimum, a fixed broadband access and a mobile contract subscribed by retail market customers.

Convergent ARPO: the average quarterly revenues per convergent offer (ARPO) is calculated by dividing revenues from retail convergent services offers invoiced to customers generated over the past three months (excluding IFRS 15 adjustments) by the weighted average number of retail convergent offers over the same period. ARPO is expressed by monthly revenues per convergent offer.

Performance indicators

The fixed retail accesses correspond to the number of fixed broadband accesses (xDSL (ADSL and VDSL), FTTx, cable, Fixed-4G (fLTE) and other broadband accesses (satellite, Wimax and others)) and fixed narrowband accesses (mainly PSTN) and payphones.

The fixed wholesale accesses correspond to the number of fixed broadband and narrowband wholesale accesses operated by Orange.

Mobile Only services

Revenues from Mobile Only services consists of revenues invoiced to customers of mobile offers excluding retail convergence and equipment sales. The customer base includes customers with a contract excluding retail convergence, machine-to-machine contracts and prepaid cards.

Mobile Only ARPO: the average quarterly revenues from Mobile Only (ARPO) is calculated by dividing the revenue from Mobile Only services (excluding machine-to-machine and IFRS 15 adjustments) generated over the past three months by the weighted average of Mobile Only customers (excluding machine-to-machine) over the same period. The ARPO is expressed as monthly revenues per Mobile Only customer.

Fixed Only services

Revenues from Fixed Only services include the revenue of fixed services excluding retail convergence and equipment sales: traditional fixed-line telephony, fixed broadband and enterprise solutions and networks (with the exception of France, where enterprise solutions and networks are listed under the Enterprise segment). For the Enterprise segment, fixed-only service revenues include sales of network equipment related to the operation of voice and data services. The customer base consists of fixed-line telephony and fixed broadband customers, excluding retail convergence customers.

Fixed Only Broadband ARPO: the average quarterly revenues from Fixed Only Broadband (ARPO) is calculated by dividing the revenue from Fixed Only Broadband services (excluding IFRS 15 adjustments) generated over the past three months by the weighted average of Fixed Only Broadband customers over the same period. ARPO is expressed as monthly revenues per Fixed Only Broadband customer.

IT & integration services

Revenues from IT and integration services include revenue from unified communication and collaboration services (Local Area Network and telephony, consulting, integration, project management and video conferencing offers), hosting and infrastructure services (including cloud computing), application services (customer relations management and other application services), security services, machine-to-machine services (excluding connectivity), as well as equipment sales for the products and services above.

Wholesale

Revenues from other carriers consists of (i) mobile services to other carriers including incoming traffic, visitor roaming, network sharing, national roaming and Mobile Virtual Network Operators (MVNOs), and (ii) fixed services to other carriers including national networking, services to international carriers, high-speed and very high-speed broadband access (fiber access, unbundling of telephone lines and xDSL access sales) and the sale of telephone lines on the wholesale market.

[1] Unless otherwise stated, changes are on a comparable basis.

[2] Europe excluding Spain

Mobile revenues include mobile services and mobile equipment sales invoiced to businesses and incoming mobile traffic from businesses invoiced to other carriers.

ORANGE

Date: April 22, 2021	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations